

February 12, 2014

Via E-mail
Chris J. Kern
Chief Executive Officer
Domain Media Corp.
1854 E. Scorpio Place, Suite 201
Chandler, AZ 85249

>   **Re: Domain Media Corp.**
>   **Registration Statement on Form 10**
>   **Filed January 16, 2014**
>   **File No. 000-55130**

Dear Mr. Kern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1.   Your business discussion requires significant revision. Please revise your discussion to provide a more complete overview of your business operations as they currently exist and to distinguish clearly your existing operations from your future growth plans. For instance, on page 3 you refer to a business services division but it is unclear that your business has any other divisions. In addition, it is unclear whether you currently have paid consultants, outsourced technical staff, marketing professionals or advisors—staff positions referenced in your document. Please provide a business overview that describes your business in its current form and ensure that any references to services, staff, revenues or other aspects of the business that are not yet extant are described as such.

2.   On page 4 you state that your principal sources of revenue "are and will be" pay-per-click advertising, lead generation, etc. without distinguishing between current revenue sources

and future, potential revenue sources. Please revise your disclosure to clearly state which sources of revenue are current or historical revenue sources and which are anticipated revenue sources.

3.   Please include in your business section a quantified discussion of your dependence on a few customers both for revenues and accounts receivable. Refer to Item 101(h)(4)(vi) of Regulation S-K. Additionally, please tell us whether you have contractual agreements with your significant customers and, if so, file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

4.   We note your reference to partnerships (e.g., marketing and advertising, distribution, and outsourced development partners) and affiliate relationships (e.g., affiliate revenue, affiliate networks) on pages 3 and 4. Please describe these arrangements as they currently exist in greater detail. Tell us whether any of these arrangements are material to your business and whether you have entered into contractual agreements in this regard.

Market Opportunity, page 6

5.   Please provide us with a copy of the relevant portions of the PricewaterhouseCoopers Q2 IAB report. To expedite our review, please highlight the applicable portions or sections you cite.

Competition, page 6

6.   We note that you have identified industry leading companies such as Yahoo!, AOL, WebMD and the like as your competitors. It is unclear how you compete with these companies whose size, competitive positioning and resources far outpace your own. Please revise this section to limit your discussion to your competitive position with direct competitors with respect to such factors as size, target audience, etc.

Intellectual Property, page 7

7.   Please clarify whether you currently have any registered trademarks, patents or copyrights and their duration. In addition, describe the nature of your proprietary systems and technology.

8.   You state that you enter into confidentiality and invention assignment agreements. Please file any such agreements with Mr. Kern, your sole officer, director and employee, or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Risk Factors, page 7

9.   We note that the introduction and several of your risk factors refer to your registration statement as an offering circular (e.g., risk factors 4, 19 and 29) and other risk factors

refer to a plan of distribution (e.g., risk factors 19 and 22). Please remove these references or advise. In addition, review your document throughout to ensure that your disclosure in other sections regarding an offering is consistent (see, for example, the last sentence under Corporate Information on page 7).

10. Please add a prominently placed risk factor addressing your short-term liquidity position as of the most recent practicable date. Specifically, please state the number of months your current cash resources will fund. In addition, disclose the dollar amount needed, in addition to your current cash resources, to fund the next 12 months of operations. Ensure that your liquidity discussion is consistent with any added disclosure.

Risks Related to the Business

"Our business depends on our ability to maintain and scale the network…," page 10

11. This risk factor combines the risks associated with your ability to scale your network infrastructure with cybersecurity risks. Please consider unbundling these risks by addressing each in a separate risk factor.

"There are significant potential conflicts of interest…," page 10

12. Please file the agreement with Mr. Kern regarding potential conflicts of interest. See Item 601(b)(10)(ii)(A) of Regulation S-K.

"We depend upon our officers, and if we are not able to retain them…," page 10

13. Please revise this factor, as well as any other disclosure throughout your prospectus which suggests that you have more than one officer, director or employee, to clarify that your sole officer, director and employee is Mr. Kern.

"We intend to become subject to the periodic reporting requirements…," page 11

14. Please revise this risk factor to disclose that you will be subject to the periodic reporting requirements of Section 12 of the Exchange Act and discuss the risks associated with this status.

Risks Related to Our Common Stock

"Shareholders may be diluted significantly through our efforts…," page 12

15. We note your discussion of the sale of 2,000,000 shares in your offering. Please remove this language or advise. Additionally, in your response letter, please describe this transaction if it has occurred in the past.

"The ability of our president to control our business may limit…," page 14

16.   Please remove the reference to the completion of the offering. In addition, we note that
Mr. Kern's beneficial ownership percentage disclosed here is not consistent with the
disclosure in the beneficial ownership table on page 27. Please revise or advise.

"You may have limited access to information regarding our business…," page 16

17.   Please revise this risk factor in light of your registration under Section 12(g), not Section
15(d), of the Exchange Act.

Going Concern, page 19

18.   You state that you have insufficient resources to fund your operations for the next twelve
months. Please revise your disclosure to state the estimated deficiency in dollar terms.
Provide a discussion of your expected cash needs over the next twelve months and a
discussion of long-term liquidity. In discussing your expected liquidity needs, please
state the extent to which you are currently using funds in your operations on a monthly
basis. Ensure that your disclosure here is consistent with related disclosure in the risk
factors section.

Security Ownership of Certain Beneficial Owners and Management, page 27

19.   Note 4 to your financial statements indicates that Mr. Kern holds a note that is
convertible into shares of your common stock at his discretion. Please include these
shares in your calculation of Mr. Kern's beneficial ownership and provide appropriate
footnote disclosure. Additionally, please file this agreement as an exhibit. See Item
601(b)(10) of Regulation S-K.

20.   Please revise your beneficial ownership table to disclose the natural person(s) with voting
and/or investment power over the shares held by Agile Opportunity Fund, LLC.

Executive Compensation

Directors and Executive Officers, page 27

21.   Please revise your description of Mr. Kern's business background to specifically disclose
his principal occupation and employment, including the name of the company or
companies where he worked, over the past five years. See Item 401(e) of Regulation
S-K.

Employment Agreements, page 30

22.   In your response letter, please discuss the current state of your negotiations with Mr. Kern concerning his contemplated employment agreement. If the agreement has been entered into, please file it as an exhibit. See Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, And Director Independence, page 30

23.   Please describe in this section the related party note payable held by Mr. Kern as well as the other related party transactions referenced in your document between the company and Mr. Kern. See Item 404(d) of Regulation S-K.

24.   It appears that Mr. Kern is a promoter as that term is defined in Rule 405 of Regulation C. Please ensure that you provide information responsive to Items 401(g), if any, and 404(c) of Regulation S-K.

Indemnification of Directors and Officers, page 32

25.   The final paragraph of this section references the DGCL. As you are incorporated in Nevada, please remove this reference or advise.

Financial Statements and Exhibits

Exhibits

26.   The exhibits to your registration statement were filed in an improper format. Please refile these exhibits in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 25 (September 2013).

27.   It appears that you have entered into a variety of consulting arrangements. Please file the consulting agreements as exhibits to the registration statement or provide your analysis regarding why these agreements need not be filed. See Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Jeffrey Quick, Esq.
        Quick Law Group, P.C.